EXHIBIT 1.1

 ACL GROUP, INC. Inc. LICENSE AND SERVICES AGREEMENT

This License and Services Agreement (the “Agreement”), dated as of the 28th day of March 2022 (“Effective Date”) and is made by and between ACL Group, Inc. Inc, a corporation incorporated under the laws of Wyoming (“ACL Group, Inc.”), Vendor, and, Kenilworth Systems, organized under the laws of New York (“Customer”).

1. DEFINITIONS.

As used in this Agreement:

1.1

“Assistance” shall mean installation, conversion planning, conversion, consulting assistance, workshops, training or education classes performed by ACL Group, Inc., or other functions mutually agreed to be “Assistance” by Customer and ACL Group, Inc.

1.2

“Customer Data” means all data and information (i) submitted through the Service by or on behalf of Customer or its Users, or (ii) obtained, developed or produced by ACL Group, Inc. with respect to Customer and its business in connection with the Services and related services.

1.3	“Documentation” shall mean ACL Group, Inc.’s operating instructions relating to the use, features and functionality of the Service which may be delivered in an electronic or PDF format.

1.4	“ACL Group, Inc. Affiliate” shall mean any majority-owned, direct or indirect subsidiary of ACL Group, Inc., as from time to time constituted.

1.5	“Modification” shall mean any customization, enhancement, modification or change made to the Service authored by or for ACL Group, Inc. under this Agreement.

1.6

“Proprietary Information” shall mean all information disclosed by or for Customer or ACL Group, Inc. to the other during the negotiations hereof and/or learned by reason of the relationship established hereunder or pursuant hereto, including, without limitation, the software that is embedded in the Service, Documentation, Releases, Modifications and all information, data and designs related thereto. Customer Data and information relating to each party’s business, plans, affiliates or customers shall also be deemed “Proprietary Information” for purposes of the Agreement. “Proprietary Information” shall also include all “non-public personal information” as defined in Title V of the Gramm-Leach-Bliley Act (15 U.S.C. Section 6801, et seq.) and the implementing regulations thereunder (collectively, the “GLB Act”), as the same may be amended from time to time, that ACL Group, Inc. receives from or at the direction of Customer and that concerns any of Customer’s “customers” and/or “consumers” (as defined in the GLB Act).

1.7	“Release” shall mean the Modifications, and other new versions, corrections, revisions, updates, bug-fixes, modifications and enhancements to the Service and Documentation.

1.8

“Service” means ACL Group, Inc., the on-line, web-based identity and access management servicesincluding the application and database software for such services, the system and server software used to provide such services, and the computer hardware on which that application, database, system and server software is installed.

1.9	“Support Services” shall mean the services described in Exhibit A hereto.

1.10	“User” shall mean any person identified by Customer as a person that is registered and managed by the Service for Customer.

- 1 -

2. GRANT OF LICENSE.

2.1

Grant. Subject to Customer’s full payment, as due, of fees listed in Exhibit C, ACL Group, Inc. hereby grants to Customer, and Customer accepts from ACL Group, Inc., a limited, nonexclusive, nontransferable right to use the Service and Documentation during the term of this Agreement, subject to the restrictions and obligations set forth herein.

3. SERVICE USE RESTRICTIONS

3.1

Customer Restrictions. Customer may only use the Service and Documentation for its own lawful, internal business purposes. Customer shall not: (i) use or deploy the Service in violation of applicable laws or this Agreement; (ii) sublicense or resell the Service; (iii) create any derivative works based upon the Service; (iv) reverse engineer, reverse assemble, decompile or otherwise attempt to derive source code from the software that is part of the Service or any part thereof (except to the extent that such restriction is not permitted under applicable law); (v) make the Service available to any unauthorized parties, including without limitation, competitors of ACL Group, Inc.; or (vi) perform, or release the results of, benchmark tests or other comparisons of the Service with other software, services, or materials. Should unexpected or inappropriate use of the Service (e.g., improperly formatted or constructed Customer Data; extraordinary bandwidth usage; uploaded files that contain viruses, worms, spyware, or other malicious content; load tests, security scans, or penetration tests conducted without notice, etc.) result in denial of service with respect to the Service, ACL Group, Inc. may disable the implicated Customer content issue. Customer will be responsible for User’s compliance with the Agreement and liable for User’ breach thereof. Customer will ensure that it has obtained all necessary consents and approvals for ACL Group, Inc. to access Customer Data for the purposes permitted under this Agreement. If Customer is in breach of this section, ACL Group, Inc. may suspend Services, in addition to any other rights and remedies ACL Group, Inc. may have at law or in equity.

4. INTELLECTUAL PROPERTY RIGHTS.

4.1

Ownership of Service and Documentation. From the date the Service and Documentation is first disclosed to Customer, and at all times thereafter, as between the parties, ACL Group, Inc. and its licensors shall be the sole and exclusive owners of all right, title, and interest in and to the Service, Documentation and all Modifications, including, without limitation, all intellectual property and other rights related thereto. The parties acknowledge that this Agreement in no way limits or restricts ACL Group, Inc. and the ACL Group, Inc. Affiliates from developing or marketing on their own or for any third party in the United States or any other country, the Service, Documentation or Modifi-cations, or any similar software (including, but not limited to, any modification, enhancement, interface, upgrade, change and all software, source code, blueprints, diagrams, flow charts, specifications, functional descriptions or training materials relating thereto) without payment of any compensation to Customer, or any notice to Customer.

5. CONFIDENTIALITY AND CUSTOMER DATA.

5.1

Confidentiality Obligation. Proprietary Information (i) shall be deemed the property of the disclosing party (or the party for whom such data was collected or processed, if any), (ii) shall be used solely for the purposes of administering and otherwise implementing the terms of this Agreement and any ancillary agreements, and (iii) shall be protected by the receiving party in accordance with the terms of this Section 5.

5.2

Non-Disclosure Covenant. Except as set forth in this Section, neither party shall disclose the Proprietary Information of the other party in whole or in part, including derivations, to any third party. If the parties agree to a specific nondisclosure period for a specific document, the disclosing party shall mark the document with that nondisclosure period. In the absence of a specific period, the duty of confidentiality for (a) Service and related Docu-men-tation shall extend in perpetuity and (b) with respect to any other Proprietary Information shall extend for a period of (5) five years from disclosure. Proprietary Information shall be held in confidence by the receiving party and its employees, and shall be disclosed to only those of the receiving party’s employees and professional advisors who have a need for it in connection with the administration and implementa-tion of this Agreement. Each party shall use the same degree of care and afford the same protections to the Proprietary Information of the other party as it uses and affords to its own Proprietary Information.

5.3

Exceptions. Proprietary Information shall not be deemed proprietary and, subject to the carve-out below, the receiving party shall have no obligation of nondisclo-sure with respect to any such information which:

(i)	is or becomes publicly known through no wrongful act, fault or negligence of the receiving party;
(ii)	was disclosed to the receiving party by a third party that was free of obligations of confidentiality to the party providing the information;
(iii)	is approved for release by written authorization of the disclosing party;
(iv)	was known to the receiving party prior to receipt of the information; or
(iv)	is publicly disclosed pursuant to a requirement or request of a govern-mental agency, or disclosure is required by operation of law.

- 2 -

5.4	Confidentiality of this Agreement; Protective Arrangements.

(a)

The parties acknowledge that this Agreement contains confidential information that may be considered proprietary by one or both of the parties, and agree to limit distribution of this Agreement to those employees of Customer and ACL Group, Inc. with a need to know the contents of this Agreement or as required by law or national stock exchange rule. In no event may this Agreement be reproduced or copies shown to any third parties (except counsel, auditors and professional advisors) without the prior written consent of the other party, except as may be necessary by reason of legal, accounting, tax or regulatory requirements, in which event Customer and ACL Group, Inc. agree to exercise reasonable diligence in limiting such disclosure to the minimum necessary under the particular circumstances.

(b)

In addition, each party shall give notice to the other party of any demands to disclose or provide Proprietary Information of the other party under or pursuant to lawful process prior to disclosing or furnishing such Proprie-tary Information, and shall cooperate in seeking reasonable protective arrangements.

5.4

Data Portability and Deletion. Within thirty (30) days of any request by Customer made during the Term or within 30 days after termination or expiration of this Agreement, ACL Group, Inc. will make a complete copy of the then-current Customer Data available to Customer in either a CSV file or XML format, as specified by Customer for export or download. Upon any expiration or termination of this Agreement, ACL Group, Inc. shall maintain one complete electronic version of the Customer Data until Customer informs ACL Group, Inc. in writing that the transferred files are received and complete, at which time ACL Group, Inc. shall archive all online copies of the Customer Data from its production systems. ACL Group, Inc.’s obligation to protect the confidentiality of Customer Data continues indefinitely and survives the termination of this Agreement. Customer Data will be deleted in backup copies of production data in due course, in accordance with ACL Group, Inc.’s policies on business record retention and data destruction.

6. SUPPORT SERVICES.

Support Services. During the term of this Agreement, ACL Group, Inc. shall provide the maintenance and support services described in Exhibit A (“Support Services”).

7. INVOICING AND PAYMENTS, PAST DUE AMOUNTS, CURRENCY.

7.1

Invoicing and Payment Requirements. ACL Group, Inc. shall invoice Customer for the fees described in Section 1 of Exhibit B hereto (the “License Fees”) and Customer shall pay the License Fees to ACL Group, Inc. in accordance with this Section 7.1. ACL Group, Inc. shall have the right to confirm the number of Users and the License Fees shall be based on the number of such Users as determined by ACL Group, Inc., In the event the amount of License Fees billed by ACL Group, Inc. does not reflect the correct number of Users as determined by ACL Group, Inc., ACL Group, Inc. shall have the right to invoice Customer for any differences. In addition, ACL Group, Inc. shall invoice Customer for any other fees described in Section 2 of Exhibit B hereto (the “Additional Fees”) and Customer shall pay the Additional Fees to ACL Group, Inc. in accordance with this Section 7.1. Customer shall pay ACL Group, Inc. the invoiced amounts set forth above in full on or prior to the 30th day of January each year during the term of this Agreement unless Customer notifies ACL Group, Inc., as applicable, within such period that it is in good faith disputing such invoice. Customer shall make all payments hereunder by check, credit card or wire transfer of immediately available funds to an account or accounts designated by ACL Group, Inc., as applicable. Payment in full shall not preclude later dispute of charges or adjustment of improper payments.

- 3 -

7.2

Past Due Amounts. Any amount not received or disputed by Customer by the date payment is due shall be subject to interest on the overdue balance at a rate equal to the prime rate as published by Bank of America on the date of payment, plus one and one-half percent from the due date, until paid, applied to the outstanding balance from time to time. Any amount paid but later deemed not to have been due, will be repaid or credited with interest on the same terms.

7.3	Currency. All fees and charges listed and referred to in this Agreement are stated in and shall be paid in U.S. Dollars.

8. DISPUTE RESOLUTION.

8.1

Dispute Resolution Procedures. If, prior to the termination of this Agreement or the license granted herein, and prior to notice of termination given by either party to the other, a dispute arises between Customer and ACL Group, Inc. with respect to the terms and conditions of this Agreement, or any subject matter governed by this Agreement, such dispute shall be settled as set forth in this Section 8. If any party exercises its right to initiate the dispute resolution procedures under this Section 8, then during such procedure any time periods providing for termination of the Agreement or curing any material breach pursuant to the terms of this Agreement shall be suspended automatically, except with respect to any termination or breach arising out of Customer’s failure to make any undisputed timely and complete payments under this Agreement. At such time as the dispute is resolved, if such dispute involved the payment of monies, interest at a rate equal to the prime rate as published in the table money rates in the Wall Street Journal on the date the dispute is resolved (or the prior date on which the Wall Street Journal was published if not published on the date the dispute was resolved) plus one percent for the period of dispute shall be paid to the party entitled to receive the disputed monies to compensate for the lapsed time between the date such disputed amount originally was to have been paid (or was paid) through the date monies are paid (or repaid) in settlement of the dispute.

8.2	Escalation Procedures.

(a)

Each of the parties shall escalate and negotiate, in good faith, any claim or dispute that has not been satisfactorily resolved between the parties at the level where the issue is discovered and has immediate impact (excluding issues of title to work product, which shall be initially addressed at the general counsel level pursuant to Section 8.2(b) following) that has not been satisfactorily resolved by the Presidents of the particular business units or divisions involved. To this end, each party shall escalate any and all unresolved disputes or claims in accordance with this Section 8.2 at any time to persons responsible for the administration of the relationship reflected in this Agreement. The location, format, frequency, duration and conclusion of these elevated discussions shall be left to the discretion of the representatives involved. If such parties do not resolve the underlying dispute within ten (10) days of its escalation to them, then any party may notify the other in writing that he/she desires to elevate the dispute or claim the President of the respective party or their designated representative(s) for resolution.

(b)

Upon receipt by a party of a written notice escalating the dispute to the company President level, the President of the respective party or their designated representative(s) shall promptly communicate with his/her counterparties, negotiate in good faith and use reasonable efforts to resolve such dispute or claim. The location, format, frequency, duration and conclusion of these elevated discussions shall be left to the discretion of the representatives involved. Upon agreement, such representatives may utilize other alternative dispute resolution procedures to assist in the negotiations. If the parties have not resolved the dispute within ten (10) days after receipt of the notice elevating the dispute to this level, either may once again escalate the dispute to binding arbitration.

(c)

All discussions and correspondence among the representatives for purposes of these negotiations shall be treated as Proprietary Information developed for purposes of settlement, exempt from discovery and production, which shall not be admissible in any subsequent proceedings between the parties. Documents identified in or provided with such communications, which are not prepared for purposes of the negotiations, are not so exempted and may, if otherwise admissible, be admitted in evidence in such subsequent proceeding.

- 4 -

8.3

Arbitration Procedures. If a claim, controversy or dispute between the parties with respect to the terms and conditions of this Agreement, or any subject matter governed by this Agreement (and not otherwise excepted), has not been timely resolved pursuant to the foregoing escalation process, upon notice either party may initiate binding arbitration of the issue in accordance with the following procedures.

(a)

Either party may request arbitration by giving the other parties written notice to such effect, which notice shall describe, in reasonable detail, the nature of the dispute, controversy or claim. Such arbitration shall be governed by the then current version of the Commercial Arbitration Rules and Mediation Procedures of the American Arbitration Association. The Arbitration will be conducted in the Netherlands in front of one mutually agreed upon arbitrator.

(b)

Each party shall bear its own fees, costs and expenses of the arbitration and its own legal expenses, attorneys’ fees and costs of all experts and witnesses. Unless the award provides otherwise, the fees and expenses of the arbitration procedures, including the fees of the arbitrator or arbitrators, will be shared equally by the involved parties.

(c)	Any award rendered pursuant to such arbitration shall be final, conclusive and binding upon the parties, and any judgment thereon may be entered and enforced in any court of competent jurisdiction.

(d)

Unless ACL Group, Inc. initiates an action for Customer’s failure to make timely and complete payment of undisputed amounts claimed due to ACL Group, Inc., ACL Group, Inc. will continue to provide Support Services, and unless Customer is unable to lawfully use the Service and Modifications thereto, Customer will continue to make payments of undisputed amounts to ACL Group, Inc., in accordance with this Agreement, notwithstanding a dispute between the parties relating hereto or otherwise.

9. LIMITATION OF LIABILITY.

9.1

EXCEPT TO THE EXTENT ARISING FROM GROSS NEGLIGENCE, WILLFUL MISCONDUCT, BY REASON OF AN INDEMNITY OBLIGATION HEREUNDER OR BY REASON OF A BREACH OF WARRANTY, EACH PARTY’SLIABILITY FOR ANY CLAIM OR CAUSE OF ACTION WHETHER BASED IN CONTRACT, TORT OR OTHERWISE WHICH ARISES UNDER OR IS RELATED TO THIS AGREEMENT SHALL BE LIMITED TO THE OTHER PARTY’S DIRECT OUT-OF-POCKET DAMAGES, ACTUALLY INCURRED, WHICH UNDER NO CIRCUMSTANCES SHALL EXCEED, IN THE AGGREGATE, THE AMOUNT PAID BY LICENSEE ACL GROUP, INC.UNDER THIS AGREEMENT FOR THE 12-MONTH PERIOD IMMEDIATELY PRECEDING THE DATE THE CLAIM AROSE.

9.2

IN NO EVENT SHALL ANY PARTY BE LIABLE FOR INDIRECT, SPECIAL, PUNITIVE, INCIDENTAL OR CONSEQUENTIAL DAMAGES OF ANY KIND WHATSOEVER OR THE CLAIMS OR DEMANDS MADE BY ANY THIRD PARTIES, WHETHER OR NOT IT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

9.3

Customer Software. ACL Group, Inc. has no obligation or liability, either express or implied, with respect to the compatibility of Service with any other software unless provided or specified by ACL Group, Inc. including, but not limited to, Customer software and/or Customer-provided third party software.

- 5 -

10. INDEMNIFICATION.

10.1

Property Damage. Subject to Section 10 hereof, each party agrees to indemnify, defend and hold harmless the other and its officers, directors, employees, and affiliates (including, where applicable, the ACL Group, Inc. Affiliates and Customer affiliates), and agents from any and all liabilities, losses, costs, damages and expenses (including reasonable attorneys’ fees) arising from or in connection with the damage, loss (including theft) or destruction of any real property or tangible personal property of the indemnified party resulting from the actions or inactions of any employee, agent or subcontractor of the indemnifying party insofar as such damage arises out of or is ancillary to fulfilling its obligations under this Agreement and to the extent such damage is due to any negligence, breach of statutory duty, omission or default of the indemnifying party, its employees, agents or subcontractors.

10.2

Infringement of Service. ACL Group, Inc. agrees to defend at its own expense, any claim or action brought by any third party against Customer and/or against its officers, directors, and employees and affiliates, for actual or alleged infringement of any patent, copyright or other intellectual property right (including, but not limited to, misappropriation of trade secrets) based upon Customer’s use of the Service (except to the extent such infringement claim is caused by Customer-specified Custom Modifications to the Service which could not have been made in a non-infringing manner) or caused by the combination of Service with software or hardware not provided, specified or approved by ACL Group, Inc. (“Indemnified Service”). Customer, at its sole discretion and cost, may participate in the defense and all negotiations for its settlement or compromise. ACL Group, Inc. further agrees to indemnify and hold Customer, its officers, directors, employees and affiliates harmless from and against any and all liabilities, losses, costs, damages, and expenses (including reasonable attorneys’ fees) associated with any such claim or action incurred by Customer. ACL Group, Inc. shall conduct and control the defense of any such claim or action and negotiations for its settlement or compromise, by the payment of money. ACL Group, Inc. shall give Customer, and Customer shall give ACL Group, Inc., as appropriate, prompt written notice of any written threat, warning or notice of any such claim or action against ACL Group, Inc. or Customer, as appropriate, or any other user or any supplier of components of the Indemnified Service, which could have an adverse impact on Customer’s use of same, provided ACL Group, Inc. or Customer, as appropriate, knows of such claim or action. If in any such suit so defended, all or any part of the Indemnified Service (or any component thereof) is held to constitute an infringement or violation of any other party’s intellectual property rights and is enjoined, ACL Group, Inc. shall at its sole option take one or more of the following actions at no additional cost to Customer: (i) procure the right to continue the use of the same without material interruption for Customer; (ii) replace the same with non-infringing software; (iii) modify said Indemnified Service so as to be non-infringing; or (iv) take back the infringing Indemnified Service and credit Customer with an amount equal to its purchase price. The foregoing represents the sole and exclusive remedy of Customer for infringement or alleged infringement.

10.3

Dispute Resolution. The provisions of Section 10 shall apply with respect to the submission of any claim for indemnification under this Agreement and the resolution of any disputes relating to such claim.

11. FORCE MAJEURE, TIME OF PERFORMANCE AND INCREASED COSTS.

11.1	Force Majeure.

(a)

No party shall be held liable for any delay or failure in performance of its obligations under this Agreement from any cause which with the observation of reasonable care, could not have been avoided – which may include, without limitation, acts of civil or military authority, government regulations, government agencies, epidemics, war, terrorist acts, riots, insurrec-tions, fires, explosions, earthquakes, nuclear accidents, floods, power blackouts affecting facilities (the “Affected Performance”).

(b)

Upon the occurrence of a condition described in Section 11.1(a), the party whose performance is affected shall give written notice to the other parties hereto describing the Affected Performance, and the parties shall promptly confer, in good faith, to agree upon equitable, reasonable action to minimize the impact on both parties of such condition, including, without limitation, implementing disaster recovery procedures. The parties agree that the party whose performance is affected shall use commercially reasonable efforts to minimize the delay caused by the force majeure events and recommence the Affected Performance. If the delay caused by the force majeure event lasts for more than fifteen (15) days, the parties shall negotiate an equitable amendment to this Agreement with respect to the Affected Performance. If the parties are unable to agree upon an equitable amendment within ten (10) days after such fifteen (15)-day period has expired, then any party shall be entitled to serve thirty (30) days’ notice of termination on the other party with respect to only such Affected Performance. The remaining portion of the Agreement that does not involve the Affected Performance shall continue in full force and effect. ACL Group, Inc. shall be entitled to be paid for that portion of the Affected Performance which it completed through the termination date.

- 6 -

11.2

Time of Performance and Increased Costs. ACL Group, Inc.’s time of performance under this Agreement shall be adjusted, if and to the extent reasonably necessary, in the event and to the extent that (i) Customer fails to timely submit material data or materials in the prescribed form or in accordance with the requirements of this Agreement, (ii) Customer fails to perform on a timely basis, the material functions or other responsibilities of Customer described in this Agreement, (iii) Customer or any governmental agency authorized to regulate or supervise Customer makes any special request, which is affirmed by Customer and/or compulsory on ACL Group, Inc., which affects ACL Group, Inc.’s normal performance schedule, or (iv) Customer has modified the Service in a manner affecting ACL Group, Inc.’s burden. In addition, if any of the above events occur, and such event results in an increased cost to ACL Group, Inc., ACL Group, Inc. shall estimate such increased costs in writing in advance and, upon Customer’s approval, Customer shall be required to pay any and all such reasonable, increased costs to ACL Group, Inc. upon documented expenditure, up to 110% of the estimate.

12. NOTICES.

12.1

Notices. Except as otherwise provided under this Agreement or in the Exhibits, all notices, demands or requests or other communications required or permitted to be given or delivered under this Agreement shall be in writing and shall be deemed to have been duly given when received by the designated recipient. Written notice may be delivered in person or sent via reputable air courier service and addressed as set forth below:

If to ACL Group, Inc.:

ACL Group, Inc. Inc 1715 Pioneer Ave 1748 Cheyenne, Wyoming 82001 United States Attn: Michael Doleh

If to Customer:

Kenilworth Systems 15 Broad Street 2826 New York, NY 1005 United States Attn: Neil Kleinman

12.2

Change of Address. The address to which such notices, demands, requests, elections or other communications are to be given by either party may be changed by written notice given by such party to the other party pursuant to this Section.

13. WARRANTIES.

13.1

Performance. For as long as ACL Group, Inc. is providing Support Services to Customer for the Service, ACL Group, Inc. warrants and represents that the Service and the Modifications, as delivered to Customer, will perform in all material respects in accordance with the respective Documentation, in concert and otherwise.

13.2

Performance of Obligations. Each party represents and warrants to the other that it shall perform its respective obligations under this Agreement, including Exhibits and Schedules, in a professional and workmanlike manner.

- 7 -

13.3

Compliance With Law. ACL Group, Inc. warrants that (i) it has the power and corporate authority to enter into and perform this Agreement, (ii) its performance of this Agreement does not and will not violate any governmental law, regulation, rule or order, contract, charter or by-law; (iii) it has sufficient right, title and interest in the Service to grant the licenses herein granted, (iv) it has received no written notice of any third party claim or threat of a claim alleging that any part of the Service infringes the rights of any third party in any of the United States, and (v) each item of Service provided by or for ACL Group, Inc. to Customer shall be delivered free of undisclosed trapdoors, Trojan horses, time bombs, time outs, spyware, viruses or other code which, with the passage of time, in the absence of action or upon a trigger, would interfere with the normal use of, or access to, any file, datum or system.

13.4

EXCLUSIVE WARRANTIES. EXCEPT AS PROVIDED IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING BUT NOT LIMITED TO THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, AND EACH PARTY AGREES THAT ALL REPRESENTATIONS AND WARRANTIES THAT ARE NOT EXPRESSLY PROVIDED IN THIS AGREE-MENT ARE HEREBY EXCLUDED AND DISCLAIMED.

14. MISCELLANEOUS.

14.1

Assignment. Except as set forth herein, no party may sell, assign, convey, or transfer the licenses granted hereunder or any of such party’s rights or interests, or delegate any of its obligations hereunder without the written consent of the other parties. Any such consent shall be conditioned upon the understanding that this Agreement shall be binding upon the assigning party’s successors and assigns. ACL Group, Inc. may assign this Agreement to any direct or indirect subsidiary.

14.2

Severability. Provided Customer retains quiet enjoyment of the Service including the Modifications, if any one or more of the provisions contained herein shall for any reason be held to be unenforceable in any respect under law, such unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such unenforceable provision or provisions had never been contained herein, provided that the removal of such offending term or provision does not materially alter the burdens or benefits of either of the parties under this Agreement or any Exhibit or Schedule.

14.3

Third Party Beneficiaries. Except as set forth herein, the provisions of this Agreement are for the benefit of the parties and not for any other person. Should any third party institute proceedings, this Agreement shall not provide any such person with any remedy, claim, liability, reimbursement, cause of action, or other right.

14.4

Governing Law; Forum Selection; Consent of Jurisdiction. This Agreement will be governed by and construed under the laws of the Netherlands, without regard to principles of conflict of laws. The parties agree that the only circumstance in which disputes between them, not otherwise excepted from the resolution process described in Section 8, will not be subject to the provisions of Section 8 is where a party makes a good faith determination that a breach of the terms of this Agreement by the other party requires prompt and equitable relief. Each of the parties submits to the personal jurisdiction of any court sitting in the Netherlands with respect to such judicial proceedings. Each of the parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or to other security that might be required of any party with respect thereto. Any party may make service on the other party by sending or delivering a copy of the process to the party to be served at the address set forth in Section 12 above. Nothing in this Section, however, shall affect the right of any party to serve legal process in any other manner permitted by law or in equity. Each party agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or in equity.

- 8 -

14.5	Executed in Counterparts. This Agreement may be executed in counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same document.

14.6

Construction. The headings and numbering of sections in this Agreement are for convenience only and shall not be construed to define or limit any of the terms or affect the scope, meaning or interpretation of this Agreement or the particular section to which they relate. This Agreement and the provisions contained herein shall not be construed or interpreted for or against any party because that party drafted or caused its legal representative to draft any of its provisions.

14.7

Entire Agreement. This Agreement, including the Exhibits and Schedules attached hereto and the agreements referenced herein constitute the entire agreement between the parties, and supersedes all prior oral or written agreements, representations, state-ments, negotiations, understandings, proposals, marketing brochures, correspond-ence and undertakings related thereto.

14.8

Amendments and Waivers. This Agreement may be amended only by written agreement signed by duly authorized representatives of each party. No waiver of any provisions of this Agreement and no consent to any default under this Agreement shall be effective unless the same shall be in writing and signed by or on behalf of both parties. No course of dealing or failure of any party to strictly enforce any term, right or condition of this Agreement shall be construed as a waiver of such term, right or condition. Waiver by either party of any default by the other party shall not be deemed a waiver of any other default.

14.9

Remedies Cumulative. Unless otherwise provided for under this Agreement, all rights of termination or cancellation, or other remedies set forth in this Agree-ment, are cumulative and are not intended to be exclusive of other remedies to which the injured party may be entitled by law or equity in case of any breach or threatened breach by the other party of any provision in this Agreement. Use of one or more remedies shall not bar use of any other remedy for the purpose of enforcing any provision of this Agreement.

14.10

Taxes. All charges and fees to be paid under this Agreement are exclusive of any applicable sales, use, service or similar tax which may be assessed currently or in the future on the Service or related services provided under this Agreement. If a sales, use, services or a similar tax is assessed on the Service or related services provided to Customer under this Agreement, Customer will pay directly, reimburse or indemnify ACL Group, Inc. for such taxes as well as any applicable interest and penalties. Customer shall pay such taxes in addition to the sums otherwise due under this Agreement. ACL Group, Inc. shall, to the extent it is aware of taxes, itemize them on a proper VAT, GST or other invoice submitted pursuant to this Agreement. All property, employment and income taxes based on the assets, employees and net income, respectively, of ACL Group, Inc. shall be ACL Group, Inc.’s sole responsibility. The parties will cooperate with each other in determining the extent to which any tax is due and owing under the circumstances and shall provide and make available to each other any withholding certificates, information regarding the location of use of the Service or provision of the services or sale and any other exemption certificates or information reasonably requested by either party.

14.11

Customer References and Press Releases. ACL Group, Inc. may use Customer as a business reference and identify Customer as a user of the Service in any of ACL Group, Inc.’s promotional literature, website or other advertising materials, electronic or otherwise. The parties shall consult with each other, however, in preparing any press release, public announcement, news media response or other form of release of information concerning this Agreement (a “Press Release”). Neither party shall issue or cause the publication of any such Press Release without the prior written consent of the other party; except that nothing herein will prohibit either party from issuing or causing publication of any such Press Release to the extent that such action is required by applicable law or the rules of any stock exchange applicable to such party or its affiliates, in which case the party wishing to make such disclosure will, if practicable under the circumstances, notify the other party of the proposed time of issuance of such Press Release and consult with and allow the other party reasonable time to comment on such Press Release in advance of its issuance.

[Remainder of page intentionally left blank]

- 9 -

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date by their duly authorized representatives.

ACL GROUP, INC.

By: /s/ MICHAEL DOLEH, President

KENILWORTH SYSTEMS CORPORATION

By: /s/ NEIL KLEINMAN, President

- 10 -

Exhibit B

Support Services

[ACL Group, Inc. to include description of maintenance]

- 11 -

Exhibit C

Section 1 – License Fee – Payable to ACL Group, Inc.

ACL Group holds up to an estimated 240,000,000 records, up to 300 data field points, consisting of an estimated 700,000,000 categorized records. The Annual Charge is computed for access to all of the categorized records automatically recurring as a perpetual license fee of $500,000.00 paid per terms of invoice as well as 5,000,000 shares which are non-dilutive nonrefundable common shares.

Section 2 – Additional Fees – Payable to ACL Group, Inc.

Implementation, work with Information Services team custom report creation 25 hours, $137,250.00 due upon completion of signed agreement.

- 12 -